Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule setting forth by month the number of individual smoking and health and Engle-progeny cases against PM USA that are currently scheduled for trial through the end of 2008.

Individual Smoking and Health:

August (1)

September (1)

October (1)

Engle-Progeny:

June (1)

October (7)